

December 16, 2021

Khawar Nasim
Acting Consul General
Consulate General of Canada
466 Lexington Avenue, 20th Floor
New York, New York 10017

>   **Re: Province of Saskatchewan**
>   **Registration Statement under Schedule B**
>   **Filed November 23, 2021**
>   **File No. 333-261291**

Dear Mr. Nasim:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B filed November 23, 2021

General

1. We note that the Registration Statement indicates that it is filed under a 'shelf' registration process whereby the Province may offer, from time to time, the debt securities described in the prospectus. Please advise as to how the Province satisfies the criteria of a seasoned issuer in order to be eligible to use a shelf procedure for delayed offerings provided in SEC Release No. 33-6424 (Sept. 2, 1982), as the Province does not appear to have registered its securities under the Securities Act within the past five years.

2. Please update, as necessary, to include any material updates relating to the impact of COVID-19 beyond the budget impacts that have already been disclosed. We note, for example, reports that daily per capita caseloads are at their highest level since the start of the pandemic; that Saskatchewan, along with Alberta, has lower vaccination rates and the

steepest rise in cases and hospitalization across Canada; and that recoveries in Saskatchewan's employment and consumer spending are more susceptible to downside risks stemming from the fourth wave.

3.   Please advise as to whether the cancellation of the Keystone XL Pipeline will have a material impact on the Province, including on the transportation of its oil products and resource sector jobs.

4.   To the extent material, please discuss how the Canadian government's energy and environmental policies may impact the Province's economy, including the energy sector.

5.   To the extent possible, please update all statistics and information to provide the most recent data, including, e.g., to provide the receipts and expenditures data during the timeframes required by Item 5 of Schedule B.

6.   Please discuss any material aspects of Canadian monetary or taxation policy affecting the Province.

7.   Please discuss any expected material impact on the Province's economy resulting from recent advancements and developments involving lithium extraction.

<u>Annex A--Public Accounts, page 61</u>

8.   We note the Summary Financial Statement disclosure discussing contingent liabilities, including lawsuits which include aboriginal land claims, claims for damages to persons and property and disputes over taxes and funding. To the extent material, please briefly describe the nature of these claims.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

     Please contact Aaron Brodsky, attorney, at (202) 551-6538 or Michael Coco, Office Chief, at (202) 551-3253 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of International Corporate
                                        Finance

cc: Christopher J. Cummings